SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2007

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                 Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

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EXHIBIT INDEX
SIGNATURES
EX-99.1 MONTHLY FACTSHEET

Preliminary Results of Operations (Fair Disclosure)
*The following estimates are subject to change based on the actual results of our business performance.
1. Details of Results of Operations

Increase (Decrease)
					Results of the same	from the same
				Increase (Decrease)	period in Fiscal	period in Fiscal
		Results of	Results of	from Previous	Year ended December	Year ended December
(Unit: in millions of Won, %)		Current Period	Previous Period	Period (%)	31, 2006 (%)	31, 2006 (%)
Operating Revenue	Current	—	—	—	—	—
	Total	—	—	—	—	—
Operating Income	Current	—	—	—	—	—
	Total	—	—	—	—	—
Ordinary Income	Current	—	—	—	—	—
	Total	—	—	—	—	—
Net Income	Current	—	—	—	—	—
	Total	—	—	—	—	—
Wireless Subscribers		21,358,000	21,079,000	1.32%	19,984,000	6.88%
		(End of June 2007)	(End of May 2007)		(End of June 2006)
ARPU (Average Revenue per User)		Won 46,186	Won 44,838	3.01%	Won 44,510	3.77%
		(May 2007)	(April 2007)		(May 2006)
Average Wireless Internet Revenue per User		Won 11,411 (May 2007)	Won 11,155 (April 2007)	2.29%	Won 11,090 (May 2006)	2.89%
Outgoing Voice MOU (Minutes of Usage)		204 minutes	208 minutes	(1.92%)	202 minutes	0.99%
		(April 2007)	(March 2007)		(April 2006)
2. Details of Disclosure		Information provider:		SK Telecom IR Team
		Target audience of disclosure:		Securities analysts and institutional investors.
		(Scheduled) information release date:		The above Information will be released by email or at
www.sktelecom.com after this disclosure is made.
		Event (Location):		—
3. Contact Details		Person responsible for disclosure		Tae Jin Park, Head of IR Team
		(Tel.):		(822-6100-2400)
		Inquiries relating to disclosure		Jinmo Kim, Manager, IR Team
		(Tel.):		(822-6100-1620)
4. Other Relevant Matters:				Please refer to the attached file for details.
*Related Disclosure: —

EXHIBIT INDEX

Exhibit No.	Description
99.1	Monthly Factsheet dated as of July 4, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)

By: /s/ Tae Jin Park

(Signature)
Name: Tae Jin Park
Title: Vice President
Date: July 4, 2007